[redacted]

AB
2/27

08026190

8-43169

OMB APPROVAL	
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
[redacted]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citizens Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Harbour Place Suite 400
(No. and Street)

Portsmouth (City) NH (State) 03801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa A. McDonald Byrne (603) 766-5606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker
(Name – *if individual, state last, first, middle name*)

100 Middle Street (Address) Portland (City) ME (State) 04104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa A. McDonald Byrne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citizens Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARCIA S. KOVALIK, Notary Public
My Commission Expires 12/21/2010

Lisa A. McDonald Byrne
Signature

Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITIZENS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Citizens Advisers, Inc.)
(S.E.C. I.D. No. 8-27250)

FINANCIAL STATEMENTS

With

SUPPLEMENTARY INFORMATION

December 31, 2007

With Independent Auditors' Report

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

BERRY. DUNN. MCNEIL & PARKER

B D M P

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

BERRY.DUNN.MCNEIL & PARKER

BDMP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Citizens Securities, Inc.

We have audited the accompanying statement of financial condition of Citizens Securities, Inc. (the "Company") as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citizens Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 8, management expects the Company will be dissolved during 2008 as a result of Citizens Advisers, Inc.'s entering into an agreement to sell substantially all of its assets.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. This computation is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 19, 2008

CITIZENS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Citizens Advisers, Inc.)

Statement of Financial Condition

December 31, 2007

ASSETS

Cash and cash equivalents	$ 454,527
Distribution and service fees receivable	643,850
Total assets	$ 1,098,377

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to brokers and dealers	$ 61,631
Accrued expenses	3,640
Due to affiliate	151,992
Total liabilities	217,263
Commitments (Notes 3 and 4)	
Stockholder's equity	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 9,000 shares	45,000
Additional paid-in capital	821,422
Accumulated deficit	14,692
Total stockholder's equity	881,114
Total liabilities and stockholder's equity	$ 1,098,377

The accompanying notes are an integral part of these financial statements.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Citizens Advisers, Inc.)

Statement of Income

Year Ended December 31, 2007

Revenues	
Distribution fees	$ 1,618,644
Less commissions and fees to third parties	(293,276)
Net distribution fees	1,325,368
Other revenue	
Shareholder servicing and administrative fees	912,122
Other income, net	78,224
Other revenue	990,346
Total revenues	2,315,714
Operating expenses	
Advertising and public relations	98,386
Compensation and related expenses	929,721
Marketing fulfillment	160,348
Occupancy	174,735
Telephone usage	19,975
Travel and related costs	2,382
Professional fees	41,503
Other operating expenses	77,068
Total operating expenses	1,504,118
Income before income tax expense	811,596
Income tax expense	68,986
Net income	$ 742,610

The accompanying notes are an integral part of these financial statements.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Citizens Advisers, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Stockholder's Equity
Balance, January 1, 2007	$ 45,000	$ 821,422	$ (527,918)	$ 338,504
Net income	-	-	742,610	742,610
Distributions	-	-	(200,000)	(200,000)
Balance, December 31, 2007	$ 45,000	$ 821,422	$ 14,692	$ 881,114

The accompanying notes are an integral part of these financial statements.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Citizens Advisers, Inc.)

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 742,610
Adjustments to reconcile net income to net cash provided by operating activities	
Change in assets and liabilities	
Accrued expenses	3,640
Due to affiliate	(29,108)
Distribution and service fees receivable	(217,943)
Payable to brokers and dealers	3,114
Net cash provided by operating activities	502,313
Cash flows from financing activities	
Distributions	(200,000)
Net cash used by financing activities	(200,000)
Net increase in cash and cash equivalents	302,313
Cash and cash equivalents, beginning of year	152,214
Cash and cash equivalents, end of year	$ 454,527

The accompanying notes are an integral part of these financial statements.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Citizens Advisers, Inc.)

Notes to Financial Statements

December 31, 2007

1. Corporate Affiliation and Nature of Operations

Citizens Securities, Inc. (the "Company") is a New Hampshire corporation and a wholly-owned subsidiary of Citizens Advisers, Inc. ("Advisers"), formed to act as the distributor for a registered 1940 Act Series Investment Company, Citizens Funds (the "Funds"). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended.

2. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements is presented below.

Revenue and Expense Recognition

The financial statements of the Company are prepared on the accrual basis whereby revenues are recognized when earned and expenses are recognized when incurred. Distribution fees are recognized based on average net assets of funds under management by Advisers.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of a highly liquid investment in Citizens Money Market Fund. The carrying amount approximates fair value because of the short maturity of this instrument. This investment is considered cash equivalents for the purpose of reporting cash flows.

Accounts Receivable

Distribution and service fees receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to current earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. There were no accounts requiring a valuation allowance at December 31, 2007.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. The amount of a deferred tax asset or liability is based on the difference between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return. There are not material deferred tax items.

3. Regulatory Requirements

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. The Company's net capital, as computed under Rule 15c3-1, was $403,913, which exceeded the required net capital of $5,000 by $398,913. The ratio of aggregated indebtedness to net capital at December 31, 2007 was .15 to 1.

The Company is exempt from the reserve requirements of Rule 15c3-3 as its broker/dealer transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with its activities as a broker/dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

4. Transactions With Related Parties

The Company performs broker/dealer services under a renewable distribution agreement with Citizens Funds. The Funds' portfolios have approved a distribution plan that, among other provisions, provides for the reimbursement of actual fees and expenses incurred by the Company for distribution-related activities, at a rate of 0% - 0.25% of average net assets on different share classes of the Funds' portfolios. The Company also provides a number of administrative services to the Funds relating primarily to shareholder services and communications, and is generally reimbursed at a rate approximating the market price of such services, but may charge up to 0.35% based on average daily net assets for one specified series.

Certain officers and directors of the Company are also shareholders, officers and directors of Advisers, and officers and trustees of the Funds.

5. Income Taxes

The Company is a wholly-owned subsidiary of Advisers. Advisers is a Subchapter S Corporation for federal income tax purposes. Advisers and the Company will pay no federal income tax on its earnings as it will flow through directly to Advisers' shareholder for federal income tax purposes. The Company will continue to pay New Hampshire corporate income tax on its earnings.

The Company and Advisers have entered into a state tax allocation arrangement under which the Company is included in the tax return filed by Advisers. The arrangement provides that the Company would pay to or receive from Advisers amounts comparable to the taxes it would have provided on a separate company basis.

6. Subsequent Event

Citizens Advisers, Inc. has entered into an Asset Purchase Agreement, under which substantially all of its assets will be sold. Management expects Citizens Securities, Inc. will be dissolved during 2008.

CITIZENS SECURITIES, INC.
(A Wholly-Owned Subsidiary of Citizens Advisers, Inc.)

Computation of Net Capital
Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2007

Computation of net capital	
Total stockholder's equity from balance sheet	$ 881,114
Deductions and/or charges - nonallowable assets (see schedule below)	468,110
Net capital before haircuts on security positions	413,004
Haircuts on securities	9,091
Net capital	$ 403,913
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 4,108
Minimum dollar requirement of reporting broker	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar requirement)	$ 5,000
Excess net capital	$ 398,913
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 61,631
Percentage of aggregate indebtedness to net capital	15.3%
Schedule of nonallowable assets	
Distribution and service fees receivable	$ 468,110
Reconciliation of Audited Computation of Net Capital to Unaudited Focus Report	
Net capital per unaudited FOCUS report	$ 403,913
Net capital per audited financial statements	$ 403,913

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Citizens Securities, Inc.

In planning and performing our audit of the financial statements of Citizens Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to above, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 19, 2008

OFFICES:

100 MIDDLE STREET, PO BOX 1100
PORTLAND, ME 04104-1100
(207) 775-2387
FAX (207) 774-2375

36 PLEASANT STREET
BANGOR, ME 04401-6494
(207) 942-1600
FAX (207) 942-9278

1000 ELM STREET, 15TH FLOOR
MANCHESTER, NH 03101-1730
(603) 669-7337
FAX (603) 666-4755

60 STATE STREET, SUITE 700
BOSTON, MA 02109
(617) 878-2175
FAX (617) 371-2950

WWW.BDMP.COM

END